

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2020

Paul Hudson
Chief Executive Officer
Sanofi
54, Rue La Boétie
75008 Paris France

Re: Sanofi
Form 20-F for the Fiscal Year Ended December 31, 2018
Filed March 8, 2019
File No. 001-31368

Dear Mr. Hudson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences